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DEMAND MEDIA, INC.
1299 Ocean Avenue, Suite 500
Santa Monica, California 90401

January 21, 2011

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Mark P. Shuman, Branch Chief Stephen Krikorian, Accounting Branch Chief Courtney Haseley, Staff Attorney Laura Veator, Staff Accountant
Re:	Demand Media, Inc. Registration Statement on Form S-1 (File No. 333-168612)

Ladies and Gentlemen:

        In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-168612) (the "Registration Statement") of Demand Media, Inc. (the "Company"). We respectfully request that the Registration Statement become effective as of 4:05 p.m., Washington, D.C. time, on January 25, 2010, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Robert A. Koenig at (650) 463-4661.

        The Company acknowledges the following:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you for your assistance in this matter.

Very truly yours,

DEMAND MEDIA, INC.

By:	/s/ Richard M. Rosenblatt Richard M. Rosenblatt
cc:
W. Alex Voxman, Esq., Latham & Watkins LLP
Robert A. Koenig, Esq., Latham & Watkins LLP

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DEMAND MEDIA, INC. 1299 Ocean Avenue, Suite 500 Santa Monica, California 90401